STOCK YARDS BANCORP, INC.

1040 East Main Street

Louisville, Kentucky 40206

March 20, 2026

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aisha Adegbuyi

Re:	Stock Yards Bancorp, Inc. (the “Company”)
Request for Acceleration of Effectiveness
Form S-4 filed on March 9, 2026
Registration No. 333-294141

Dear Ms. Adegbuyi:

In accordance with Rule 461 under the Securities Act of 1933, Stock Yards Bancorp, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended on March 20, 2026, to 4:00 p.m. (EDT) on March 24, 2026, or as soon as practicable thereafter.

Please contact our counsel, James A. Giesel of FBT Gibbons LLP, at (502) 568-0307 or jgiesel@fbtgibbons.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Giesel when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

STOCK YARDS BANCORP, INC.

By:	/s/ James A. Hillebrand
James A. Hillebrand
Chairman and Chief Executive Officer